UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Performance Sports Group Ltd.

(Name of Issuer)

Common Shares, no par value

(Title Class of Securities)

71377G100

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: PN

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Holdings Inc. I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: 9938982 Canada Inc. I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO

Introduction

This Amendment No. 11 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”), of Performance Sports Group Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by certain of the Reporting Persons dated February 1, 2016, as heretofore amended (as so amended, the “Schedule 13D”).  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby supplemented with the addition of the following:

As disclosed by the Issuer in its Current Report on Form 8-K, dated as of February 7, 2017, the Issuer has announced that (i) the Issuer has obtained the approval of the Courts for the sale of substantially all of the assets of the Issuer and its North American subsidiaries to the Purchaser pursuant to the APA, as in effect as of the date hereof, and (ii) the Issuer anticipates that the completion of the sale contemplated by the APA will occur on or about February 23, 2017, but not later than February 27, 2017, subject to the receipt of applicable regulatory approvals and the satisfaction or waiver of other customary closing conditions.

As noted in the Issuer’s Press Release, while the sale order has been received, the Courts will continue on February 8, 2017 to consider a limited objection related to the assignment to the Purchaser of a license and related agreements with Q30 Sports, LLC.  The assignment of this license and related agreements is a condition to closing.

Item 7.                                 Material to Be Filed as Exhibits.

Exhibits A-C are amended and restated as set forth below.

Exhibit A                                             Persons Who may be Deemed to Control the Reporting Persons

Exhibit B                                             Executive Officers and Directors of Sagard Capital Partners GP, Inc., Sagard Capital Partners Management Corp., Sagard Holdings Inc. and 9938982 Canada Inc.

Exhibit C                                             Executive Officers and Directors of Power Corporation of Canada and the Trustees of the Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2017	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

SAGARD HOLDINGS INC.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

9938982 CANADA INC.

	By:	/s/ Samuel Robinson
		Name:	Samuel Robinson
		Title:	President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Sagard Holdings Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Philippe Martin
(ii)	Executive Officer (Treasurer)
(iii)	Canada
(iv)	Treasurer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Greg Martinsen
(ii)	Executive Officer (Assistant Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anil Shrivastava
(ii)	Executive Officer (Vice-President and Assistant Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Philippe Martin
(ii)	Executive Officer (Treasurer)
(iii)	Canada
(iv)	Treasurer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Greg Martinsen
(ii)	Executive Officer (Chief Financial Officer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Holdings Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director and Executive Officer (Vice-President and Controller)
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Philippe Martin
(ii)	Executive Officer (Treasurer)
(iii)	Canada
(iv)	Treasurer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer (Vice-President)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer (Vice-President)
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Greg Martinsen
(ii)	Executive Officer (Assistant Treasurer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

Executive Officers and Directors of 9938982 Canada Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Executive Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	335 8th Avenue S.W., Suite 1700, Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Honorary Governor, Banque de France
(v)	9, rue de Valois, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited

(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3240, Montréal (Québec), Canada H3B 0G1
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada

(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	28 Algonquin Avenue, Winnipeg (Manitoba), Canada R2G 2H3
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada and Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Olivier Desmarais
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada and Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust.

(i)	Jacqueline Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Philanthropist
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None